NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT

FIRST PRIORITY FINANCIAL CORP.
2 WEST LIBERTY BOULEVARD, SUITE 104
MALVERN, PENNSYLVANIA 19355

To Be Held April 23, 2009

Mailed to Security Holders March 24, 2009

PROXY

FIRST PRIORITY FINANCIAL CORP.

ANNUAL MEETING OF SHAREHOLDERS

The undersigned shareholder(s) of FIRST PRIORITY FINANCIAL CORP., Malvern, Pennsylvania do(es) hereby appoint Matthew L. Miller and Alice D. Flaherty, or either one of them my (our) attorney(s) with full power of substitution, for me (us) and in my (our) name(s), to vote all the common stock of said Corporation standing in my (our) name(s) on its books on March 17, 2009, at the annual meeting of its Shareholders to be held at The Desmond Great Valley Hotel, 1 Liberty Boulevard, Malvern, Pennsylvania 19355, on Thursday, April 23, 2009, at 9:00 a.m., or any adjournment(s) thereof, as follows on the reverse side.

This will ratify and confirm all that said attorney(s) may do or cause to be done by virtue hereof. Said attorney(s) is (are) authorized to exercise all the power that I (we) would possess if present personally at said meeting or any adjournment(s) thereof. I (we) hereby revoke all proxies by me (us) heretofore given for any meeting of Shareholders of said Corporation.

THIS PROXY, WHEN PROPERLY SIGNED BY YOU, WILL BE VOTED IN THE MANNER YOU DIRECT ON THIS CARD. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE BOARD'S NOMINEES IN THE ELECTION OF DIRECTORS, FOR THE AMENDED AND RESTATED STOCK COMPENSATION PROGRAM, FOR THE ADVISORY (NON-BINDING) PROPOSAL, FOR THE RATIFICATION OF THE AUDITORS, AND IN THE DISCRETION OF THE PROXYHOLDERS NAMED IN THIS PROXY UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSED NOMINEES AND "FOR" PROPOSALS 2, 3 AND 4 BELOW.

1. Election of Class I Directors for Terms Expiring 2012

Nominees:
(01) Howard R. Berlin
(02) John K. Desmond, Jr.
(03) Mary Ann Messmer
(05) Patrick M. Smith
(04) Richard M. Wesselt

For All	Withhold For All	For All Except	To withhold authority to vote for any individual nominee, mark "For All Except" and write the nominee's name on the line below.
[ ]	[ ]	[ ]	______________________________

(THIS PROXY CARD MUST BE VOTED, SIGNED AND DATED BELOW)

2. To approve the Amended and Restated Stock Compensation Program.

[ ] For [ ] Against [ ] Abstain

3. To approve the following advisory (non-binding) proposal:

"RESOLVED, that the shareholders approve the overall executive compensation policies and procedures employed by the Company, as described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this proxy statement."

[ ] For [ ] Against [ ] Abstain

4. To ratify the appointment of Beard Miller Company LLP as independent auditors of the Company for the year ending December 31, 2009.

[ ] For [ ] Against [ ] Abstain

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS AND MAY BE REVOKED PRIOR TO EXERCISE.

Receipt is acknowledged of the Notice and Proxy Statement for said meeting, each dated March 23, 2009.

VOTE BY MAIL

Mark, sign and date this proxy and return it in the postage-paid envelope we have provided or return it to First Priority Financial Corp., 2 West Liberty Boulevard, Suite 104, Malvern, Pennsylvania 19355.

Please date and sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, trustee or guardian, etc., you should indicate your full title. If stock is in joint name(s), each joint owner should sign.

Please indicate if you plan to attend this meeting: [ ] Yes [ ] No

Signature: ______________________________

Date: ______________________________

Signature: ______________________________

Date:

First Priority Financial Corp.
2 West Liberty Boulevard, Suite 104
Malvern, Pennsylvania 19355
610-280-7100

March 24, 2009

Dear Investor:

Our annual meeting of shareholders will be held on Thursday, April 23, 2009, at 9:00 a.m., Eastern Time, at The Desmond Great Valley Hotel, 1 Liberty Boulevard, Malvern, Pennsylvania 19355, for the following purposes, all of which are described in the accompanying proxy statement:

1. To elect five Class I directors of First Priority Financial Corp.;
2. To approve an amended and restated stock compensation program;
3. To approve an advisory (non-binding) proposal on executive compensation;
4. To ratify the appointment of Beard Miller Company LLP as our independent auditors for the year ending December 31, 2009; and
5. Such other matters as may properly come before the annual meeting or any adjournment thereof.

Please review the enclosed material and sign, date and return the proxy card. Regardless of whether you plan to attend the annual meeting in person, please vote now so that the matters coming before the meeting may be acted upon.

I look forward to seeing you at the annual meeting.

Very truly yours,

David E. Sparks
Chairman, President & Chief Executive Officer

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FIRST PRIORITY FINANCIAL CORP.
2 WEST LIBERTY BOULEVARD, SUITE 104
MALVERN, PENNSYLVANIA 19355

NOTICE OF 2009 ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, APRIL 23, 2009

March 24, 2009

To The Shareholders:

NOTICE IS HEREBY GIVEN that, pursuant to the call of its directors, the annual meeting of shareholders of First Priority Financial Corp. (the "Company") will be held at The Desmond Great Valley Hotel, 1 Liberty Boulevard, Malvern, Pennsylvania 19355 on Thursday, April 23, 2009, at 9:00 a.m., Eastern Time, for the purpose of considering and voting on the following matters:

1. To elect five Class I directors of the Company, each to serve for a term of three years and until their successors shall have been duly elected and qualified (Matter No. 1);

2. To approve an amended and restated stock compensation program (the "Stock Compensation Program") (Matter No. 2);.

3. To approve the following advisory (non-binding) proposal (Matter No. 3):

   "RESOLVED, that the shareholders approve the overall executive compensation policies and procedures employed by the Company, as described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this proxy statement."

4. To ratify the appointment of Beard Miller Company LLP as independent auditors of the Company for the year ending December 31, 2009 (Matter No. 4); and

5. Such other matters as may properly come before the annual meeting or any adjournment thereof.

Only those shareholders of record at the close of business on March 17, 2009, shall be entitled to notice of and to vote at the meeting.

A proxy statement, a proxy card and a self-addressed postage prepaid envelope are enclosed. Please complete, sign and date the proxy card and return it promptly in the envelope provided. If you attend the meeting, you may revoke your proxy and vote in person.

This notice, the accompanying proxy statement and form of proxy are sent to you by order of the board of directors.

Lawrence E. Donato,
Corporate Secretary

Malvern, Pennsylvania
March 24, 2009

FIRST PRIORITY FINANCIAL CORP.

2 West Liberty Boulevard, Suite 104
Malvern, Pennsylvania 19355

PROXY STATEMENT

2009 ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON THURSDAY, APRIL 23, 2009

GENERAL

Introduction

The board of directors of First Priority Financial Corp. is soliciting proxies for use at the annual meeting of shareholders to be held on Thursday, April 23, 2009, at 9:00 a.m., Eastern Time, at The Desmond Great Valley Hotel, 1 Liberty Boulevard, Malvern, Pennsylvania 19355. This proxy statement and enclosed proxy card are being mailed to shareholders on or about March 24, 2009. Our Annual Report on Form 10-K for the year ended December 31, 2008, accompanies this proxy statement. It should not be regarded as proxy solicitation material. First Priority Financial Corp. (which is sometimes referred to as "First Priority," "the Company," "we," "us" or "our") is the holding company for First Priority Bank, a Pennsylvania state-chartered commercial bank (the "Bank").

Solicitation of Proxies

We will bear the cost of soliciting proxies. In addition to the use of the mail, some of our directors and officers may solicit proxies, without additional compensation, in person, by telephone, telegram, or otherwise. We may make arrangements with banks, brokerage houses and other custodians, nominees and fiduciaries to forward solicitation material to the beneficial owners of shares held by them of record, and we may reimburse them for reasonable expenses they incur.

Voting Securities

As of the close of business on the record date, March 17, 2009, there were outstanding 3,122,929 shares of common stock, with a par value of $1.00 per share. Holders of record of our common stock as of the close of business on the record date are entitled to notice of and to vote at the annual meeting. Each share of common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. The holders of First Priority common stock possess exclusive voting rights in First Priority, except to the extent that shares of preferred stock issued in the future may have voting rights, if any. Each holder of common stock is entitled to only one vote for each share held of record on all matters submitted to a vote of holders of First Priority common stock and is not permitted to cumulate his or her votes in elections of the Company's directors.

If you appropriately mark, sign and return the enclosed proxy card in time to be voted at the annual meeting, the shares represented by the proxy will be voted in accordance with your instructions. Signed proxies not marked to the contrary will be voted "FOR" the election of the nominees for First Priority's board of directors.

Right of Revocation

You may revoke your proxy at any time before it has been exercised by filing with the Corporate Secretary of First Priority an instrument of revocation or a duly executed proxy bearing a later date. If you attend the annual meeting, you may also revoke a previously granted proxy by voting in person at the meeting.

Quorum

Under the Company's bylaws, the presence, in person or by proxy, of shareholders entitled to cast at least a majority of the votes that all shareholders are entitled to cast constitutes a quorum for the transaction of business at the annual meeting.

Principal Shareholders

The following table sets forth information regarding persons or entities that we believe own of record or beneficially, as of March 17, 2009, five percent or more of the outstanding shares of our common stock.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership	Percent of Common Stock
David E. Sparks 2 West Liberty Boulevard, Suite 104 Malvern, PA 19355	186,371	5.91%
Starboard Fund for New Bancs, LP Martin Fiascone, General Partner 200 West Adams Street, Suite 105 Chicago, IL 60606	249,600	7.89%
Conwell Limited Partnership(1) Jerome S. Goodman, General Partner 131-A-Gaither Drive Mount Laurel, NJ 08054	144,000	4.58%
Wellington Limited Partnership(1) Jerome S. Goodman, General Partner 131-A-Gaither Drive Mount Laurel, NJ 08054	66,000	2.11%

(1) Jerome S. Goodman, as a General Partner of each of these entities, is deemed to be a beneficial owner of the shares held by these partnerships, which combined represent 6.69% of our outstanding shares of common stock.

MATTER NO. 1

ELECTION OF FIRST PRIORITY DIRECTORS

General

Our articles of incorporation provide that the number of directors shall consist of not less than five nor more than 25 members, as fixed by the board from time to time. Our board of directors currently consists of 15 members. The board believes that 12 directors are independent, pursuant to the listing standards of the NASDAQ Global Market ("NASDAQ"). David E. Sparks, Lawrence E. Donato, and Mary Ann Messmer are not independent by reason of their current employment relationship with First Priority.

The board of directors, as provided in our Articles of Incorporation, is divided into three classes, each being as nearly equal in number as possible. The directors in each class serve a term of three years each and until their successors are elected and have qualified. Under our bylaws, a person who is elected to fill a vacancy on the board of directors will serve as a director for the remaining term of office of the class to which he or she was elected.

The current members and class composition of the board are set forth in the following table:

Class I (to serve until 2009)	Class II (to serve until 2010)	Class III (to serve until 2011)
Howard R. Berlin	Lawrence E. Donato	Robert J. Fairbaugh
John K. Desmond, Jr.	Alan P. Novak	Vincent P. Small, Jr.
Mary Ann Messmer	Mel A. Shaftel	David E. Sparks
Patrick M. Smith	Christopher E. Spinieo	William L. Wetty
Richard M. Wesselt	Michael G. Wade	Samuel J. Worthington, Jr.

Mr. Scott J. Tarte resigned as a Class I director on February 12, 2009. Upon Mr. Tarte's resignation, the size of the board of directors was reduced from 14 to 13 members by reducing the size of Class I from five to four members. On March 17, 2009, the size of the board of directors was increased from 13 to 15 members, and Patrick M. Smith was appointed as a Class I director, and Michael G. Wade was appointed as a Class II director.

Nominees and Continuing Directors

The board of directors has nominated Howard R. Berlin, John K. Desmond, Jr., Mary Ann Messmer, Patrick M. Smith and Richard M. Wesselt for election as Class I directors, each of whom will serve a three year term which will expire at the 2012 annual meeting of shareholders and until his or her successor is duly elected and has qualified. Directors Desmond, Messmer, and Wesselt have been directors of First Priority and First Priority Bank since their inception. Director Berlin was appointed to the board on February 29, 2008, as a result of our merger with Prestige Community Bank. On March 17, 2009, Patrick M. Smith was appointed to the board of First Priority as a Class I director, increasing the size of Class I from 4 to 5 members, and Michael G. Wade was appointed to the board as a Class II director, increasing the size of Class II from 4 to 5 members. Messrs. Smith and Wade have been members of the board of directors of First Priority Bank since February 29, 2008, when they joined the Bank's board as a result of the merger with Prestige Community Bank.

Our bylaws permit nominations for election to the board of directors to be made by the board of directors or by any shareholder as may be permitted by Pennsylvania law. Notice of nominations which are proposed by the board of directors shall be given to the Chairman of the Board or the Corporate Secretary. As of the date hereof, no nominations for directors were received other than those proposed by the board.

Directors of First Priority shall be elected by the shareholders. In elections for directors, voting need not be by ballot unless required by vote of the shareholders before the voting for election of directors begins. The candidates receiving the highest number of votes, up to the number of directors to be elected, shall be elected. Abstentions and broker non-votes will not constitute or be counted as "votes" cast for purposes of the annual meeting, but will be counted for purposes of determining the presence of a quorum.

Shares represented by proxies will be voted for the nominees listed, each of whom is now a director of First Priority and each of whom has expressed his willingness to serve, or for any substitute nominee or nominees designated by the board of directors in the event any nominee or nominees become unavailable for election. We have no reason to believe that any of the nominees will not serve if elected.

The following tables set forth as to each of the nominees for election as a Class I director and as to each of the continuing Class II and Class III directors, his or her age, principal occupation and business experience, the period during which he or she has served as a director of First Priority, or an affiliate or predecessor, and other business relationships. There are no family relationships between any of the listed persons except that Director Worthington is the uncle of Director Spinieo.

Nominees for Election as Class I Directors - Term Expires in 2012

Name and Principal Occupation (1)	Age	Director Since (2)	Directorship in Other Reporting Companies
Howard R. Berlin Private Investor; retired partner of Neuberger Berman, LLC	73	2008	None
John K. Desmond, Jr. Owner and Operator of The Desmond Great Valley Hotel in Malvern, Pennsylvania and The Desmond Hotel in Albany, New York	84	2007	None
Mary Ann Messmer President, First Priority Bank	54	2007	None
Patrick M. Smith Certified Public Accountant	53	2009	None
Richard M. Wesselt Owner and President, Wesselt Capital Group	42	2007	None

(1) Mr. Berlin is a Chartered Financial Analyst and retired partner, managing director and portfolio manager of Neuberger Berman, LLC. Mr. Desmond was a member of the board of directors of Millennium Bank from 1999 until 2004. Mr. Desmond is the Chairman of the Nominating Committee of First Priority's board of directors. Ms. Messmer has served as the President of First Priority Bank since November 2005. Before that, Ms. Messmer was a Vice President with Nova Savings Bank from June 2004 to January 2005 and Senior Vice President and Head of Private Banking with Millennium Bank from 1999 until 2004. Mr. Wesselt has been the owner and President of Wesselt Capital Group in Norristown, Pennsylvania since 1996. Mr. Smith has been a partner in the certified public accounting firm of Rosenberg, Smith, Cooney and Migliore, P.C. since 1981.

(2) Mr. Desmond, Ms. Messmer, and Mr. Wesselt have been directors since First Priority's inception in 2007 and directors of First Priority Bank since its inception in November 2005.

THE BOARD RECOMMENDS THAT YOU CAST YOUR VOTES "FOR" THE ELECTION OF THE ABOVE-NAMED NOMINEES TO SERVE AS CLASS I DIRECTORS.

Continuing Class II Directors - Term Expires in 2010

Name and Principal Occupation (1)	Age	Director Since (2)	Directorship in Other Reporting Companies
Lawrence E. Donato Chief Financial Officer, First Priority Financial Corp., and Chief Operating Officer, First Priority Bank	60	2007	None
Alan P. Novak Attorney, Conrad, O'Brien, Gellman and Rohn and President, Novak Strategic Advisors	59	2007	None
Mel A. Shaftel Private Investor	65	2007	None
Christopher E. Spinieo Owner, Spinieo, Inc.	38	2008	None
Michael G. Wade Owner, Knights Abstract, Inc.	41	2009	None

(1) Mr. Donato has been a director and the Chief Operating Officer of First Priority Bank since it was formed in November 2005. Mr. Donato was Chief Executive Officer of Fiserv Securities, Inc. from 1998 until 2003. Mr. Novak has been an attorney with the law firm of Conrad, O'Brien, Gellman and Rohn since 1994. Mr. Novak has also served as President of Novak Strategic Advisors since 2001. Mr. Novak was Chairman of the Republican State Committee of Pennsylvania from 1996 to 2005. Mr. Shaftel has been a private investor since 2004. He was Managing Director of Rosetta Group, an investment management and financial advisory firm, from 1998 through 2003 and a member of the board of directors of Millennium Bank from 1998 until 2004. Mr. Shaftel is also a retired Vice Chairman of Lehman Brothers. Mr. Shaftel is Chairman of First Priority's Compensation Committee. Mr. Spinieo is the owner of Spinieo, Inc., a construction and real estate company since 1990. Mr. Wade founded and has operated Knights Abstract, Inc., a title insurance company, since 1995.

(2) Mr. Donato and Mr. Shaftel have been directors since First Priority's inception in 2007 and directors of First Priority Bank since its inception in November 2005. Mr. Novak has been a director since First Priority's inception in 2007 and a director of First Priority Bank since 2006.

Continuing Class III Directors - Term Expires in 2011

Name and Principal Occupation (1)	Age	Director Since (2)	Directorship in Other Reporting Companies
Robert J. Fairbaugh Certified Public Accountant	48	2008	None
Vincent P. Small, Jr. Private Investor, Certified Public Accountant and Business Consultant	65	2007	None
David E. Sparks Chairman, President and Chief Executive Officer, First Priority Financial Corp., and Chairman and Chief Executive Officer, First Priority Bank	64	2007	None
William L. Wetty Private Investor, Founder of A&L Handles, Inc.	64	2007	None
Samuel J. Worthington, Jr. Businessman in Newtown, PA	52	2008	None

(1) Mr. Fairbaugh is a Certified Public Accountant and since 1982 has been an owner of Dunlap & Associates, PC in Chalfont, Pennsylvania. Mr. Small retired as a partner from PricewaterhouseCoopers in 1999. He served as a member of the board of directors of Millennium Bank from 2002 to 2004, and a member of the board of directors of Harleysville National Corporation from 2004 to 2005. Mr. Small is Chairman of First Priority's Audit Committee. Mr. Sparks has served as Chairman and Chief Executive Officer of First Priority Bank since its inception in 2005. Prior to that, Mr. Sparks was Chairman and Chief Executive Officer of Millennium Bank from 1998 to 2004. Mr. Wetty founded A&L Handles, Inc. in Pottstown, Pennsylvania and served as the company's owner, President and Chief Executive Officer until its sale and his retirement in 2002. Mr. Worthington is an owner of the Newtown Athletic Club in Newtown, Pennsylvania, a facility specializing in providing health and recreation services to its members. In 2001, the Newtown Athletic Club became a partner in Healthquest of Flemington, New Jersey, which specializes in providing health and recreation services.

(2) Mr. Small, Mr. Sparks and Mr. Wetty have been directors since First Priority's inception in 2007 and directors of First Priority Bank since its inception in November 2005.

SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth information concerning the number of shares of common stock beneficially owned, as of March 17, 2009, by each present director, nominee for director, and each executive officer named in the Summary Compensation Table appearing below. Unless otherwise indicated, the address of each beneficial owner is c/o First Priority, 2 West Liberty Boulevard, Suite 104, Malvern, Pennsylvania 19355.

Name of Beneficial Owner	Shares Beneficially Owned(1)	Percent Ownership
Howard R. Berlin	135,000(5)	4.27%
John K. Desmond, Jr.	65,171(2)(4)	2.08%
Lawrence E. Donato	96,371(3)(4)	3.07%
Robert J. Fairbaugh	10,682(4)(5)	*
Mary Ann Messmer	15,517(3)(4)	*
Thomas M. Miller	6,000(3)	*
Mark J. Myers	1,034(3)(4)	*
Alan P. Novak	7,032(4)	*
Mel A. Shaftel	78,371(2)(4)	2.50%
Vincent P. Small, Jr.	41,337(2)	1.32%
Patrick M. Smith	11,500(5)	*
David E. Sparks	186,371(3)(4)	5.91%
Christopher E. Spinieo	46,364(4)(5)	1.48%
Michael G. Wade	14,500(5)	*
Richard M. Wesselt	60,000(2)	1.92%
William L. Wetty	78,371(2)(4)	2.50%
Samuel J. Worthington, Jr.	141,000(5)	4.46%
All directors and executive officers as a group (17 persons)	994,621(4)(5)	28.92%

* Less than 1%

(1) Shares are deemed to be beneficially owned by a person if he or she directly or indirectly has or shares the power to vote or dispose of the shares, whether or not he or she has any economic interest in the shares. Unless otherwise indicated, the named beneficial owner has sole voting and investment power with respect to the shares. Also includes shares the holder has the right to acquire within sixty (60) days and therefore amounts shown include immediately exercisable warrants and vested options to acquire First Priority common stock. As of the date of this proxy statement, the number of shares represented by warrants and vested options which have been granted to all directors, executive officers and management as a group totaled 149,924 and 47,500 shares, respectively.

(2) Excludes a total of 9,000 options granted during 2005 to each non-employee director (except Mr. Novak) under First Priority's 2005 Stock Compensation Program (the "2005 Program"). All options granted under the 2005 Stock Program were granted at an exercise price of $10.00 per share, vest in four years and terminate ten years from the date of grant. Mr. Novak was granted 9,000 options from the second tranche at an exercise price of $10.00 per share on March 23, 2006. Options issued to Mr. Novak vest in four years (March 23, 2010) from the date of grant and terminate ten years from the date of grant (March 23, 2016). In addition, excludes a total of 1,000 options granted to each non-employee director on December 11, 2008 at an exercise price of $10.25 to replace the options these directors voluntarily relinquished in 2006. The options vest in four years from the date of grant and terminate ten years from the date of grant.

(3) Excludes the following number of options granted at an exercise price of $10.00 per share on December 22, 2005, to each executive officer under the 2005 Program: Mr. Sparks — 59,000 stock options; Ms. Messmer — 44,000 stock options; Mr. Donato — 44,000 stock options. Excludes 1,000 stock options granted to each of Mr. Sparks, Ms. Messmer and Mr. Donato on December 11, 2008 at an exercise price of $10.25 per share. Also excludes 25,000 stock options granted to Mr. Miller on March 12, 2008, at an exercise price of $10.25 per share and 15,000 options granted to Mr. Myers on July 26, 2007, at an exercise price of $10.00 per share. Options granted vest on the fourth anniversary of the grant date and terminate ten years from the date of grant.

(4) Mr. Desmond's beneficial ownership includes 10,000 shares of common stock and 2,000 warrants held by Mr. Desmond's son with respect to which Mr. Desmond does not exercise voting or investment power. Ms. Messmer's beneficial ownership includes 5,000 shares of common stock and 1,000 warrants held jointly with her husband and 5,000 shares and 1,000 warrants held in the name of her husband. Mr. Donato's beneficial ownership includes 80,171 shares of common stock and 15,000 warrants owned jointly with his wife and 1,000 shares of common stock and 200 warrants owned by his children with respect to which Mr. Donato does not exercise voting and investment power. Mr. Myers' beneficial ownership includes 1,034 shares held jointly with his wife. Mr. Novak's beneficial ownership includes 5,000 shares of common stock and 1,000 warrants owned by a limited partnership with respect to which Mr. Novak is a limited partner and does not exercise voting and investment power. Mr. Shaftel's beneficial ownership includes 5,000 shares of common stock and 1,000 warrants owned by a trust in which Mr. Shaftel shares voting and investment power. Mr. Sparks' beneficial ownership includes 75,000 shares of common stock and 15,000 warrants owned by his wife and 2,000 shares of common stock and 400 warrants owned by his children with respect to which Mr. Sparks does not exercise voting and investment power. Mr. Wetty's beneficial ownership includes 66,171 shares of common stock and 12,200 warrants owned jointly with his wife. Mr. Fairbaugh's beneficial ownership includes 1,818 shares of common stock and 364 warrants owned by his wife with respect to which Mr. Fairbaugh does not exercise voting and investment power. Mr. Spinieo's beneficial ownership includes 2,662 shares of common stock and 532 warrants owned by his wife with respect to which Mr. Spinieo does not exercise voting and investment power.

(5) The number of shares beneficially owned by each director includes immediately exercisable options issued to former directors of Prestige Community Bank as a grant for their contribution to Prestige Community Bank's at-risk organizing capital. Mr. Worthington and Mr. Berlin each were issued 15,000 options, Mr. Spinieo was issued 10,000 options and Messrs. Fairbaugh, Smith and Wade each were issued 2,500 options.

Board and Committees

The board of directors held 10 meetings in 2008. The board of directors maintains an audit committee, a compensation committee, and a nominating committee. The compensation committee, which consisted of Mr. Shaftel as Chairman and Messrs. Desmond, Small, and Worthington met 3 times during 2008. The compensation committee does not operate under a written charter. The committee's criteria for determining executive compensation is discussed below in the Compensation Discussion and Analysis section. The nominating committee consisted of Mr. Desmond as Chairman and Messrs. Novak, Spinieo, Wetty and Worthington, and met once during 2008. The nominating committee does not operate under a written charter. This committee develops and recommends criteria for the selection of director nominees to the board, including, but not limited to diversity, age, skills, experience, and time availability (including consideration of the number of other boards on which the proposed director sits) in the context of the needs of the board and First Priority and such other criteria as the committee determines to be relevant at the time. The committee has the power to apply these criteria in connection with the identification of individuals to be board members, as well as to apply the standards for independence imposed by NASDAQ and all applicable federal laws in connection with this identification process. The nominating committee considers potential candidates recommended by its members, management and others, including shareholders. The nominating committee applies the same criteria for evaluating the qualifications of directors proposed or nominated by shareholders as it applies to director nominees proposed or nominated by board members or other parties. Mr. Sparks serves as an ex-officio member of the compensation and nominating committees.

The audit committee, which consisted of Mr. Small as Chairman and Messrs. Fairbaugh, Shaftel, Wesselt and Wetty, met 5 times during 2008 and operates under a written charter. Mr. Small has been designated the "audit committee financial expert," and meets the qualifications to serve as such under the NASDAQ listing standards.

During 2008, all directors attended at least 75% of the aggregate number of board meetings and meetings of committees on which each director served, except for Messrs. Berlin and Wesselt who attended 60% and 50%, respectively, of the board meetings and meetings of committees on which they served.

Compensation Committee Interlocks And Insider Participation

Each of the following individuals served as a member of First Priority's compensation committee during 2008: Mel A. Shaftel, Chairman, John K. Desmond, Jr., Vincent P. Small, Jr., and Samuel J. Worthington, Jr.

During this period, none of the members of the compensation committee served as an officer or employee of First Priority or the Bank, or was formerly an officer of First Priority or the Bank.

Also, during 2008, none of First Priority's executive officers served as a member of the compensation committee of another entity, one of whose executive officers served on First Priority's compensation committee.

Compensation Discussion and Analysis

Our Compensation Philosophy. Our compensation philosophy begins with the premise that the success of First Priority depends, in large part, on the dedication and commitment of the people we place in key management positions, and the incentives we provide such persons to successfully implement our business strategy and other corporate objectives. However, we recognize that First Priority operates in a competitive environment for talent. Therefore, our approach to compensation considers the full range of compensation techniques that enable us to compare favorably with our peers as we seek to attract and retain key personnel.

We base our compensation decisions on four basic principles:

- Meeting the Demands of the Market – Our goal is to compensate our employees at competitive levels that position us as an employer of choice among our peers who provide similar financial services in the markets we serve.

- Aligning with Shareholders – We intend to use incentive components in the form of equity compensation as a key component of our compensation mix to develop a culture of ownership among our key personnel and to align their individual financial interests with the interest of our shareholders.

- Driving Performance – We will base compensation in part on the attainment of company-wide, business unit and individual targets that return positive results to our bottom line.

- Reflecting our Business Philosophy – Our approach to compensation reflects our values and the way we do business in the communities we serve.

Our compensation program relies on three primary elements: (i) base compensation or salary; (ii) discretionary cash-based, short-term incentive compensation; and (iii) our Incentive Stock Option Plan. We expect that as we grow, equity-based, long-term incentive compensation will also become an important element of our executive compensation program. We believe that we can meet the objectives of our compensation philosophy by achieving a balance among these three elements that is competitive with our industry peers and that creates appropriate incentives for our management team. To achieve the necessary balance, we expect that the compensation committee of our board of directors will work closely with independent compensation advisors to provide their expertise on competitive compensation practices and help us evaluate and compare our compensation program and financial performance with that of our peers.

Compensation Objectives. The overall objectives of First Priority's compensation programs are to retain, motivate and reward employees and officers for performance, and to provide competitive compensation to attract talent to the organization. The methods used to achieve these goals for executive officers are strongly influenced by the compensation and employment practices of First Priority's competitors within the financial services industry, and elsewhere in the marketplace. We also consider each executive officer's individual performance and contribution in achieving corporate goals, which may be subjective in nature.

Our compensation program is designed to reward the executive officers based on their level of assigned management responsibilities, individual experience and performance levels, and knowledge of our organization. The creation of long term value is highly dependent on the development and effective execution of a sound business strategy by our executive officers.

Other considerations influencing the design of our executive compensation program include that:

- we operate in a highly regulated industry. We value experience in the financial services industry that promotes the safe and sound operation of First Priority and the Bank;

- we value executives with sufficient experience in our markets to meet the needs of our customers in various phases of the economic cycle;

- we value executives with sufficient experience with different products and investments in various phases of the economic cycle;

- we operate in interest rate and credit markets that are often volatile. We value experience and disciplined decision-making that respects our business plan but adapts quickly to change; and

- we value the retention and development of incumbent executives who meet or exceed performance objectives. Recruiting executives can be expensive, unpredictable, and have a disruptive effect on our operations.

Components of Compensation. Compensation in 2008 consisted primarily of base salary, broad-based benefits generally available to all full-time employees, and perquisites available only to certain executive officers. For 2008, base salary changes were made primarily based upon individual and Bank performance.

We also provide to our executive officers certain broad-based benefits available to all qualifying employees of First Priority, as well as fringe benefits and perquisites, retirement and other termination benefits not generally available to all qualifying employees of First Priority.

The following summarizes the significant broad-based benefits in which the Executive Officers were eligible to participate in during 2008:

- a defined contribution 401(k) retirement plan;

- discretionary profit-sharing plan;

- medical coverage (all employees share 17.5% of the cost of their elections); and

- pre-tax health and dependent care spending accounts.

In addition, First Priority incurs the expense of one country club membership in the amount of $5,300 for Mr. Sparks. Each named executive receives an automobile allowance to compensate for the business use of their automobile.

Analyzing The Components of Compensation. Currently, the compensation committee, with the assistance of an outside professional compensation and benefits consulting firm, analyzes the level and relative mix of each of the principal components of compensation for executive officers. The Chairman and Chief Executive Officer also makes recommendations to the committee relating to compensation to be paid to the executive officers other than himself.

The compensation committee reviews the other components of executive compensation (broad-based benefits and executive perquisites), but does not necessarily consider changes to those components on an annual basis. Changes to the level or types of benefits within these categories, including considerations relating to the addition or elimination of benefits and plan design changes, are made by the compensation committee on an aggregate basis with respect to the group of employees entitled to those benefits, and not with reference to a particular executive officer's compensation. Decisions about these components of compensation are made without reference to the executive officers' salary and annual cash incentives, as they involve issues of more general application and often include consideration of trends in the industry or in the employment marketplace.

The compensation committee seeks to create what it believes is the best mix of base salary and equity incentives in delivering the executive officers' total compensation. These components are evaluated in relation to benchmark data derived from information reported in publicly-available proxy statements or from market survey data.

The compensation committee determines the base salary and other non-cash components for each executive officer, including the Chief Executive Officer. For 2008, base salary changes were made primarily based upon individual performance or changes in employee responsibility.

The process of assembling target total cash compensation for the executive officers is forward-looking in nature. The at-risk annual incentive cash award component is based on the expectation that target levels of performance will be achieved over the following year. Actual performance over the applicable measurement period may exceed or fall short of the targets resulting in the executive officer receiving an annual incentive cash award that is above or below the initial targeted level.

The objective of the compensation setting process is to establish the appropriate level and mix of total compensation for each executive officer. The compensation committee believes that the accounting treatment of any given element of total cash compensation is a relevant consideration in the design and compensation-setting process and considers the effect, as applicable, when determining total cash compensation.

The compensation committee considers, but does not give undue weight to, the tax treatment of each component of compensation. Under Section 162(m) of the Internal Revenue Code, annual compensation paid to certain executive officers is not deductible if it exceeds $1 million unless it qualifies as "performance-based compensation" as defined in the Internal Revenue Code and related tax regulations. Base salary is not a form of performance-based compensation. Many fringe benefits also do not qualify as performance-based compensation. Annual incentive cash awards may qualify as a form of performance-based compensation under the income tax regulations. In 2008 and for prior years, the Company has not been subject to tax deduction limitations under Section 162(m).

Exceptions to Procedures. The compensation committee may from time to time recommend to the board of directors that they approve the payment of special cash compensation to one or more executive officers in addition to payments approved during the normal annual compensation-setting cycle. The committee may make such a recommendation if it believes it would be appropriate to reward one or more executive officers in recognition of contributions to a particular project, or in response to competitive and other factors that were not addressed during the normal annual compensation-setting cycle. No such awards were made in 2008.

The committee will make off-cycle compensation decisions and recommendations whenever a current employee is promoted to executive officer status, or an executive officer is hired. The committee may depart from the compensation guidelines it would normally follow for executives in the case of outside hires.

Annual Compensation – Chairman & Chief Executive Officer. In December 2007, the compensation committee recommended, and the board of directors approved, the various components of Mr. Sparks' 2008 annual compensation. Details regarding base salary are included in the detailed compensation tables following this section.

For 2008, the committee established a base salary for Mr. Sparks of $175,000. His salary amount was based on the financial performance of First Priority Bank, the estimated value of Mr. Sparks' services in the marketplace, and the committee's view of Mr. Sparks' critical role in the future success of First Priority Bank.

All compensation committee actions taken with respect to Mr. Sparks' compensation were presented as recommendations for approval and were approved by the full board of directors.

Annual Compensation-Other Executive Officers. In December 2007, the compensation committee recommended, and the full board of directors approved, the total cash components of annual compensation for all other executive officers. Details regarding base salary made to the executive officers are included in the detailed compensation tables following this section. The committee evaluated the overall level of total cash compensation for each executive officer (other than the Chief Executive Officer) after considering the performance of First Priority Bank and the role of each executive officer, the criticality of each executive officer to the future success of First Priority Bank in attaining its goals and their experience, contribution and knowledge of our organization.

Compensation Committee Report

The compensation committee of the board of directors has reviewed and discussed with management the compensation discussion and analysis set forth above. Based on such review and discussions, the compensation committee has recommended to the board of directors that the compensation discussion and analysis be included in this proxy statement.

Mel A. Shaftel, (Chairman)
John K. Desmond, Jr.
Vincent P. Small, Jr.
Samuel J. Worthington, Jr.

Summary Compensation Table

The following table sets forth certain information with respect to the compensation of certain executive officers of First Priority Financial Corp. and First Priority Bank for the last three fiscal years.

Name & Position(1)	Year	Annual Compensation	Annual Bonus	Securities Underlying Stock Options(2)	Other Compensation(3)
David E. Sparks, Chairman, President and Chief Executive Officer of First Priority & Chairman and Chief Executive Officer of First Priority Bank	2008 2007 2006	$175,000 $175,000 $100,000	-- -- --	1,000 -- 59,000	$11,639 $11,221 $6,000
Lawrence E. Donato, Chief Financial Officer of First Priority & Chief Operating Officer of First Priority Bank	2008 2007 2006	$162,000 $157,000 $150,000	-- -- --	1,000 -- 44,000	$10,428 $10,460 $6,000
Mary Ann Messmer, President of First Priority Bank	2008 2007 2006	$165,000 $157,000 $150,000	$503 $21,334 --	1,000 -- 44,000	$12,249 $11,757 $7,800
Thomas M. Miller (4) Chief Lending Officer of First Priority Bank	2008 2007 2006	$147,692 -- --	$20,000 -- --	25,000 -- --	$11,847 -- --
Mark J. Myers (5) Controller and Chief Accounting Officer of First Priority & Chief Financial Officer of First Priority Bank	2008 2007 2006	$147,500 $ 76,607 -	- - -	-- 15,000 -	$10,989 $5,609 --

(1) First Priority Financial Corp. was formed on February 13, 2007 to serve as the holding company for First Priority Bank. Accordingly, Messrs. Sparks and Donato have only held the positions listed for the holding company since that date. The Bank was formed in November 2005.

(2) Includes the stock options granted to Mr. Sparks, Mr. Donato and Ms. Messmer under the first tranche of the 2005 Program. Stock option grants vest in four years from the date of grant (December 22, 2009) and terminate in ten years (December 22, 2015) from the date of grant. Options granted may be exercised for one share of First Priority common stock at an exercise price of $10.00 per share. The 2008 option grants for Mr. Sparks, Mr. Donato and Ms. Messmer were granted on December 11, 2008, at an exercise price of $10.25 per share to replace options that each individual voluntarily relinquished in 2006. Mr. Miller was granted 25,000 options on March 12, 2008, at an exercise price of $10.25. Mr. Myers was granted 15,000 options on July 26, 2007, at an exercise price of $10.00.

(3) Includes for Messrs. Sparks and Donato a car allowance of $6,000 for the three years for business use of their vehicles. Included in other compensation for Ms. Messmer is a car allowance for business use of her vehicle of $7,800 for all three years; a production bonus, based on previously approved loan targets, of $503 in 2008 and $21,334 in 2007. The Bank's 401(k) matching contribution amounts for Messrs. Sparks and Donato and Ms. Messmer in 2008 were $5,639, $4,428 and $4,449, respectively, and in 2007 were $5,221, $4,460 and $3,917, respectively.

(4) Mr. Miller joined First Priority Bank as its Chief Lending Officer on January 28, 2008. Mr. Miller's annual salary is $160,000, he received a sign-on bonus of $20,000 and a car allowance of $7,200. In 2008, First Priority Bank's 401(k) matching contribution for Mr. Miller amounted to $4,647.

(5) Mr. Myers joined First Priority and First Priority Bank on June 4, 2007 and has held the positions listed since that time. Included in other compensation for Mr. Myers for 2008 is an annual car allowance of $6,000 for business use of his vehicle and the Bank's 401(k) matching contribution of $4,739 and $2,359 for 2008 and 2007, respectively.

Grants of Plan-Based Awards - 2008

Name	Grant Date (1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
		Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)				
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
David E. Sparks	12/11/08	N/A	N/A	N/A	N/A	N/A	N/A	--	1,000	$10.25	$10.25
Lawrence E. Donato	12/11/08	N/A	N/A	N/A	N/A	N/A	N/A	--	1,000	$10.25	$10.25
Mary Ann Messmer	12/11/08	N/A	N/A	N/A	N/A	N/A	N/A	--	1,000	$10.25	$10.25
Thomas M. Miller	3/12/08	N/A	N/A	N/A	N/A	N/A	N/A	--	25,000	$10.25	$10.25
Mark J. Myers	N/A	N/A	N/A	N/A	N/A	N/A	N/A	--	--	N/A	N/A

Outstanding Equity Awards at Fiscal Year End - 2008

The following table sets forth information concerning plan based awards as at December 31, 2008.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
David E. Sparks	0	59,000 1,000	0	$10.00 $10.25	12/22/15 12/11/18	59,000 1,000	(1)	0	0
Lawrence E. Donato	0	44,000 1,000	0	$10.00 $10.25	12/22/15 12/11/18	44,000 1,000	(1)	0	0
Mary Ann Messmer	0	44,000 1,000	0	$10.00 $10.25	12/22/15 12/11/18	44,000 1,000	(1)	0	0
Thomas M. Miller	0	25,000	0	$10.25	3/12/18	25,000	(1)	0	0
Mark J. Myers	0	15,000	0	$10.00	7/26/17	15,000	(1)	0	0

(1) No active market exists for the common stock of First Priority.

Option Exercises and Stock Vested - 2008

The named executive officers did not exercise any stock options or have any stock awards subject to vesting during the year ended December 31, 2008.

Pension Benefits

The named executive officers participate in First Priority Bank's 401(k) plan that as of 2008 provides for a 50% match on the first 6% of the officers' contribution to the plan. In 2008, the Bank's match for Messrs. Sparks and Donato, Ms. Messmer, Messrs. Miller and Myers were $5,639, $4,428, $4,449, $4,647 and $4,739, respectively.

Nonqualified Defined Contribution and Other Deferred Compensation Plans

On December 11, 2008, First Priority approved a deferred compensation plan, which became effective on January 1, 2009. The plan is administered by the compensation committee. The named executive officers are eligible to participate in the plan, along with other highly compensated employees and other management as selected by the Company's board of directors.

Compensation amounts elected to be deferred by the participants in the plan will be 100% vested on December 31 of the calendar year in which the Company has three quarters of profitability and is profitable for the respective calendar year (the "Profitability Date"). At the end of a plan year the executive will be granted restricted stock equal to the executive's deferred amount for that year divided by the greater of the current market value of First Priority common stock at the date of grant or $10.00 (the "Company Contribution"). The Company Contribution will vest on the later of: (i) the three year anniversary of the Profitability Date, or (ii) on the five year anniversary of the date on which the Company credited the Company Contribution to the participant's account. All amounts deferred by the participant and the Company Contribution in any calendar year are forfeited after the fifth anniversary of such deferment or contribution if the Profitability Date has not been reached. Participants in the Plan become 100% vested in their deferred compensation amounts and the Company Contributions upon a Change in Control, as defined in the Plan.

Messrs. Sparks, Donato, Miller, Myers and Ms. Messmer have elected to defer 2010 salary of $50,000, $25,000, $10,000, $10,000 and $16,500, respectively, pursuant to the plan.

Potential Payments Upon Termination or Change in Control

Messrs. Sparks, Donato, Miller and Myers and Ms. Messmer have entered into change in control agreements with First Priority Bank. The change in control agreements provide for the receipt of a lump-sum cash payment in the event that the individual's employment is terminated involuntarily or he or she resigns for specified events of "good reason" following a change in control of the Bank. The cash payment would be in an amount equal to two times the sum of (i) the individual's highest base salary for the year of termination or the immediately preceding two calendar years, and (ii) the highest bonus paid to the executive by the Bank with respect to one of the two calendar years immediately preceding the year of termination. The executive would also receive a cash payment in lieu of continued pension, welfare and other benefits, including health insurance.

On February 20, 2009, the Company sold preferred stock to the United States Department of the Treasury under the TARP Capital Purchase Program. As a result, pursuant to Section 111 of the Emergency Economic Stabilization Act of 2008, the Company is prohibited from making any payments to the named executive officers for a separation from service (except for payments for services performed or benefits accrued) during the period in which any obligation arising from such sale remains outstanding. Accordingly, the executive officers voluntarily waived their change in control agreements for as long as the preferred stock issued to the United States Treasury is outstanding.

Compensation of Directors

The following table sets forth a summary of the compensation that we paid to our non-employee directors in 2008.

Name	Fees Earned Or Paid In Cash ($)	Stock Awards ($)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
John K. Desmond, Jr.	$0	--	$1,340	$0	$1,340
Alan P. Novak	$0	--	$1,340	$0	$1,340
Mel A. Shaftel	$0	--	$1,340	$0	$1,340
Vincent P. Small, Jr.	$0	--	$1,340	$0	$1,340
Scott J. Tarte (1)	$0	--	$1,340	$0	$1,340
Richard M. Wesselt	$0	--	$1,340	$0	$1,340
William L. Wetty	$0	--	$1,340	$0	$1,340

(1) Mr. Tarte resigned from First Priority's board of directors on February 12, 2009.

(2) The stock option awards reflected in the above table were made pursuant to the 2005 Stock Compensation Program. The above directors were each granted 1,000 options on December 11, 2008 with an exercise price of $10.25, to replace the options that these directors relinquished in 2006.

AUDIT COMMITTEE REPORT

The audit committee met 5 times in 2008. The committee engaged Beard Miller Company LLP as the independent accountants for First Priority for the years ended December 31, 2008, December 31, 2007 and December 31, 2006. The audit committee of the board of directors is composed of all non-management directors. The audit committee operates under a written charter.

The audit committee reviewed the audited financial statements of First Priority for the year ended December 31, 2008, and discussed them with management and First Priority's independent accountants, Beard Miller Company LLP. The audit committee also discussed with the independent accountants the matters required by U.S. Statement of Auditing Standards SAS No. 61, as amended regarding the independence of the auditors. The audit committee has received from the independent accountants the written disclosures and letter required by Public Company Accounting Oversight Board Rule 3526, *Communication with Audit Committees Concerning Independence*, and the audit committee has discussed the accountants' independence from First Priority and management with Beard Miller Company LLP. Based on the review and discussions described above, the audit committee recommended to the board of directors that First Priority's audited financial statements for the fiscal year ended December 31, 2008, be included in First Priority's Annual Report for that fiscal year.

Vincent P. Small, Jr. (Chairman)
Robert J. Fairbaugh
Mel A. Shaftel
Richard M. Wesselt
William L. Wetty

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Fees of Independent Auditors

The following table sets forth the aggregate fees billed to the Company by Beard Miller Company LLP for the fiscal years ended December 31, 2008, and December 31, 2007.

December 31, 2008	
Audit Fees	$92,941
Audit-Related Fees	$ --
Tax Fees	$12,004
All Other Fees	$ --

December 31, 2007	
Audit Fees	$63,026
Audit-Related Fees	$49,227
Tax Fees	$ 8,406
All Other Fees	$ --

Audit fees included the audit for First Priority Bank's annual financial statements. Audit-related fees included services relating to accounting consultations and the review of registration statements in connection with the holding company reorganization and acquisition of Prestige Community Bank.

FINANCIAL INFORMATION

Requests for printed financial material (including annual reports, Forms 10-K, 10-Q and Call Reports) should be directed to Lawrence E. Donato, 2 West Liberty Boulevard, Suite 104, Malvern, Pennsylvania 19355, telephone 610-280-7100.

TRANSACTIONS WITH RELATED PARTIES

Transactions With Related Parties

Certain directors and executive officers of First Priority, and their associates, were customers of and had transactions with First Priority Bank in the ordinary course of business during the fiscal year ended December 31, 2008. Similar transactions may be expected to take place in the future. Such transactions included the purchase of certificates of deposit and extensions of credit in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risks of collectibility or present other unfavorable features. It is expected that any other transactions with directors and officers and their associates in the future will be conducted on the same basis. The amount of extensions of credit outstanding since January 1, 2008, to directors, officers, principal shareholders and any associate of such persons, did not exceed the lesser of $5.0 million or 10% of the Bank's equity capital. The aggregate extensions of credit to all such persons, as a group, did not exceed 20% of the Bank's equity during such period.

MATTER NO. 2
APPROVAL OF AMENDED AND RESTATED STOCK COMPENSATION PROGRAM

First Priority presently has in effect a 2005 Stock Compensation Program (the "2005 Program"), which was initially approved by the board of directors in September 2005 and was ratified by shareholders through their investment in the Bank in 2005.

In order to enhance the effectiveness of the 2005 Program, the board of directors, in accordance with the recommendation of its compensation committee, has approved, subject to shareholder approval at the annual meeting, amendments to the 2005 Program, which include the following:

- an increase in the maximum number of shares authorized for issuance of awards from 624,586 to 825,000;
- the removal of tranche designations and all references to tranches I and II in the 2005 Program, which allows those who received awards under tranche I to now receive additional awards under the amended and restated stock compensation program;
- a reduction in the term of vesting of restricted stock from five to three years; and
- a provision enabling those receiving compensatory (non-qualified) stock options to effect a "cashless exercise" of such options.

The primary purposes of the 2009 Program are to help the Company attract and retain qualified employees, especially for positions of substantial responsibility, and to provide eligible employees and non-employee directors with an additional incentive to contribute to First Priority's success.

In the current environment, compensation restrictions have been placed on the Company upon the issuance of preferred stock and the Company's voluntary participation in the United States Department of Treasury's (Treasury) voluntary Capital Purchase Program (CPP). On February 17, 2009, the American Recovery and Reinvestment Act of 2009 ("ARRA") was enacted. Under ARRA, First Priority is subject to certain restrictions and standards throughout the period in which any obligation arising under CPP remains outstanding. The following summarizes the significant requirements of ARRA, which are to be included in standards to be established by Treasury:

- limits on compensation incentives by senior executive officers;
- a requirement for recovery of any compensation paid based on inaccurate financial information;
- a prohibition on "golden parachute payments" or severance payments to specified officers or employees, which term is generally defined as any payment for departure from a company for any reason;
- a prohibition on compensation plans that would encourage manipulation of reported earnings to enhance the compensation of employees;

- a prohibition on bonus, retention award, or incentive compensation to designated employees, except in the form of long-term restricted stock;
- a requirement that the board of directors adopt a luxury expenditures policy;
- a requirement that shareholders be permitted a separate nonbinding vote on executive compensation;
- a requirement that the chief executive officer and the chief financial officer provide a written certification of compliance with the standards, when established, to the SEC.

In order for First Priority to maintain flexibility for retention of key executives who have been or may be impacted by the Government's compensation restrictions and to be able to attract new talent to the organization, the board of directors believes that the proposed amendments to the Stock Compensation Program will provide the Company with a more competitive equity compensation program. The proposed amendments lift restrictive provisions which placed First Priority at a non-competitive position and provide additional flexibility for managing compensation in the current environment. The proposed amendments do not change any of the exercise pricing mechanisms that are included in the current plan, specifically that options may only be granted at the higher of fair market value or $10.00.

The 2009 Program will be administered by the compensation committee of the board of directors, which is composed entirely of directors who are not employees of the Company and who are also "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code. The compensation committee, in its sole discretion, will determine, among other things, which employees will receive awards under the 2009 Program and what the terms of those awards will be.

In order to maintain flexibility with respect to equity awards, the 2009 Program, like the 2005 Program, will consist of three parts, or plans. Part I is the Incentive Stock Option Plan, pursuant to which the Company may award options that qualify as "incentive stock options" within the meaning of Section 422 of the Code. Part II is the Compensatory Stock Option Plan, pursuant to which the Company may award options that do not qualify as "incentive stock options" within the meaning of Section 422 of the Code. Part III is the Restricted Share Plan, pursuant to which the Company may grant restricted shares of our common stock. The stock options and restricted shares will be subject to vesting provisions that will be determined by the compensation committee.

The 2009 Program will become effective upon its adoption by our board of directors, which occurred on March 17, 2009, and approval by a majority of the total votes eligible to be cast at our annual meeting. The 2009 Program shall will continue in effect for a term of 10 years unless sooner terminated according to its terms.

The above description of the 2009 Program is qualified, in its entirety, by reference to the text of the 2009 Program, which is set forth in Appendix A.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THIS PROPOSAL THAT ALLOWS THE COMPANY TO PROVIDE THE LONG-TERM INCENTIVES COMPONENT OF COMPENSATION AS DESCRIBED IN THE "COMPENSATION DISCUSSION AND ANALYSIS" SECTION.

MATTER NO. 3
ADVISORY (NON-BINDING) VOTE ON EXECUTIVE COMPENSATION

As described in the "Compensation Discussion and Analysis" section and the compensation tables of this proxy statement, the Company's compensation programs are designed to:

- align the interests of executive officers with the long-term interests of shareholders;
- create a culture that rewards the superior performance of our executive officers through the attainment of specified performance objectives and targets; and
- attract, motivate, and retain the highest level of executive talent and experience for the benefit of our shareholders.

In connection with First Priority's participation in the TARP Capital Purchase Program, the Company is required to submit a proposal allowing shareholders to cast an advisory vote on the compensation program at the annual meeting of shareholders. This proposal, commonly known as a "Say-on-Pay" proposal, gives you as a shareholder an opportunity to endorse or not endorse our executive compensation programs and polices through the following resolution:

"RESOLVED, that the shareholders approve the overall executive compensation policies and procedures employed by the Company, as described in the Compensation Discussion and Analysis and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this proxy statement."

Under applicable regulation, your vote is advisory, and therefore it is not binding upon the board of directors. However, the compensation committee will take into account the outcome of the vote when considering future executive compensation programs and arrangements.

Opponents of "Say-on-Pay" proposals have suggested that the impact on shareholder value of these proposals remains unproven because shareholders currently, for example, have the right to approve certain compensation plans, such as stock option plans. Furthermore, the non-binding nature of these proposals may have a weaker impact on corporate governance and compensation programs than other corporate governance measures and shareholder actions currently available to shareholders, such as shareholders reflecting their confidence or lack of confidence in the compensation committee's work through the election of directors.

Therefore, we can not assess what measurable impact, if any, this proposal will have in the creation of shareholder value or improving our corporate governance, in light of the corporate governance standards we currently have in place.

We believe that both the Company and its shareholders benefit from maintaining a constructive dialogue with its shareholders. This proposal is only one part of our corporate governance program and practices that maintain this dialogue with our shareholders and our commitment to the creation of long-term shareholder value.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THIS PROPOSAL.

MATTER NO. 4
PROPOSAL TO RATIFY AUDIT COMMITTEE APPOINTMENT OF INDEPENDENT AUDITOR

The audit committee has appointed Beard Miller Company LLP as the Company's independent auditor for the fiscal year ending December 31, 2009. No determination has been made as to what action the audit committee would take if shareholders do not ratify the appointment.

Beard Miller Company LLP has conducted the audit of our financial statements for the year ended December 31, 2008. Representatives of Beard Miller Company LLP are expected to be present at the meeting and will be given an opportunity to make a statement if they desire to do so, and will be available to answer appropriate questions from shareholders.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE RATIFICATION OF THE AUDIT COMMITTEE'S APPOINTMENT OF BEARD MILLER COMPANY LLP AS INDEPENDENT AUDITOR FOR THE 2009 FISCAL YEAR.

OTHER MATTERS

The board of directors knows of no other matters to be presented at the annual meeting. If, however, any other business should properly come before the annual meeting, or any adjournment thereof, it is intended that the proxies will be voted with respect thereto in accordance with the best judgment of the persons named in the proxies.

SHAREHOLDER COMMUNICATIONS

Shareholders and other interested parties who desire to communicate directly with our independent, non-management directors should submit communications in writing addressed to Audit Committee Chair, First Priority Financial Corp., 2 West Liberty Boulevard, Suite 104, Malvern, Pennsylvania 19355.

Shareholders, employees and other interested parties who desire to express a concern relating to accounting or auditing matters should communicate directly with our audit committee in writing addressed to Audit Committee Chair, First Priority Financial Corp., 2 West Liberty Boulevard, Suite 104, Malvern, Pennsylvania 19355.

SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING

Any shareholder desiring to present a proposal to be considered at the 2010 annual meeting of shareholders should submit the proposal in writing to: Chairman, First Priority Financial Corp., 2 West Liberty Boulevard, Suite 104, Malvern, Pennsylvania 19355, no later than November 15, 2009.

By Order of the board of directors

Lawrence E. Donato, *Corporate Secretary*

March 24, 2009

FIRST PRIORITY FINANCIAL CORP.

STOCK COMPENSATION PROGRAM

(AS AMENDED AND RESTATED EFFECTIVE MARCH 17, 2009)

1. Purpose. The First Priority Financial Corp. Stock Compensation Program (the "Program") is intended to secure, for First Priority Financial Corp. (the "Company") and any parent or subsidiary, the benefits arising from ownership of the Company's common stock, $1.00 par value per share (the "Common Stock"), by those selected employees and non-employee directors who will be responsible for its future growth. The Program is designed to help attract and retain superior personnel for positions of substantial responsibility and to provide eligible employees and non-employee directors with an additional incentive to contribute to the success of the Company.

2. Elements of the Program. In order to maintain flexibility in the award of equity benefits, the Program is comprised of three parts. Part I is the Incentive Stock Option Plan (the "Incentive Plan"). Part II is the Compensatory Stock Option Plan (the "Compensatory Plan"). Part III is the Restricted Share Plan (the "Restricted Plan"). Copies of the Incentive Plan, the Compensatory Plan, and the Restricted Plan are attached hereto as Part I, Part II, and Part III, respectively, and are collectively referred to herein as the "Plans." Awards under the Program may be made to non-employee directors and key employees who are important to the success of the Company.

3. Applicability of General Provisions. Unless a provision in a Plan specifically indicates to the contrary, each Plan shall be subject to the general provisions of the Program set forth below (the General Provisions").

4. Administration of the Plans. The Plans shall be administered, construed, governed, and amended in accordance with their respective terms.

GENERAL PROVISIONS OF THE STOCK COMPENSATION PROGRAM

Article 1. Administration. The Program shall be administered by the Compensation Committee of the Board of Directors of the Company. The committee, when acting to administer the Program, is referred to as the "Program Administrators." Any action of the Program Administrators shall be taken by majority vote or the unanimous written consent of the Program Administrators. The Board of Directors, with the Program Administrators not voting, shall administer the Program with respect to the options granted to the Program Administrators in accordance with the provisions of the Compensatory Plan. No Program Administrator or member of the Board of Directors of the Company or any parent or subsidiary, shall be liable for any action or determination made in good faith with respect to the Program or to any option or performance share granted thereunder.

Article 2. Authority of Program Administrators. Subject to the other provisions of this Program, and with a view to effecting its purpose, the Program Administrators shall have sole authority in their absolute discretion: (a) to construe and interpret the Program; (b) to define the terms used herein; (c) to prescribe, amend, and rescind rules and regulations relating to the Program; (d) to determine the employees to whom options and restricted shares shall be granted under the Program; (e) to determine the time or times at which options and restricted shares shall be granted under the Program; (f) to determine the number of shares subject to any option under the Program and the number of shares to be awarded as restricted shares under the Program as well as the option price, the duration of each option and restricted share, and any other terms and conditions of options and restricted shares; and (g) to make any other determinations necessary or advisable for the administration of the Program and to do everything necessary or appropriate to administer the Program. All decisions, determinations, and interpretations made by the Program Administrators shall be binding and conclusive on all participants in the Program and on their legal representatives, heirs, and beneficiaries.

Article 3. Maximum Number of Shares Available Under the Program. The maximum aggregate number of shares of Common stock that may be issued under the Program is 825,000 shares, subject to adjustment as provided in Article 6 hereof. Subject to the limitations of Article 7 hereof, if any of the shares awarded under the Program (a) are redeemed as part of a net exercise settlement or as part of the payment of any option exercise or (b) expire or terminate for any reason before they have been exercised or vested in full, such shares shall again be available for award under the Program.

Article 4. Eligibility and Participation. All employees and non-employee directors of the Company, or of any parent or any subsidiary, shall be eligible for selection by the Program Administrators to participate in the Program provided, however, that a director who is not an employee of the Company shall only be eligible to be awarded options under the Compensatory Plan or restricted shares under the Restricted Plan.

Article 5. Effective Date and Term of Program. The Program shall become effective (the "Effective Date") upon its adoption by the Board of Directors of the Company and subsequent approval of the Program by unanimous consent of the Company's shareholders or by a majority of the total votes eligible to be cast at a meeting of shareholders, which vote shall be taken within 12 months of adoption of the Program by the Company's Board of Directors; provided, however, that options, and restricted shares may be granted under this Program prior to obtaining shareholder approval of the Program, but any such options or restricted shares shall be contingent upon such shareholder approval being obtained and may not be exercised prior to such approval. The Program shall continue in effect for a term of 10 years from the Effective Date unless sooner terminated under Article 7 of these General Provisions.

Article 6. Adjustments. If the shares of Common Stock of the Company as a whole are increased, decreased, changed into, or exchanged for a different number or kind of shares or securities through merger, consolidation, combination, exchange of shares, other reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split, an appropriate and proportionate adjustment shall be made in the maximum number and kind of shares as to which options and restricted shares may be granted under this Program. A corresponding adjustment changing the number or kind of shares allocated to unexercised options, restricted shares, or portions thereof, which shall have been granted prior to any such change, shall likewise be made. Any such adjustment in outstanding options shall be made without change in the aggregate purchase price applicable to the unexercised portion of the option, but with a corresponding adjustment in the price for each share or other unit of any security covered by the option. In making any adjustment pursuant to this Article 6, any fractional shares shall be disregarded.

Article 7. Termination and Amendment of Program. The Program shall terminate no later than 10 years from the Effective Date. No options or restricted shares shall be granted or awarded under the Program after that date. The Company's Board of Directors can terminate the Program at any time. Subject to the limitation contained in Article 8 of the General Provisions, the Program Administrators may at any time amend or revise the terms of the Program, including the form and substance of the option and restricted shares agreements to be used hereunder; provided that no amendment or revision shall, without approval of the Company's shareholders, (a) increase the maximum aggregate number of shares that may be sold or distributed pursuant to options or restricted shares granted under this Program, except as permitted under Article 6 of the General Provisions; (b) change the minimum purchase price for shares under Sections 4 of the Incentive Plan or the Compensatory Plan; (c) increase the maximum term established under the Plans for any option or restricted share; or (d) permit the granting of an option or restricted share to anyone other than as provided in Article 4 of the General Provisions.

Article 8. Prior Rights and Obligations. No amendment, suspension, or termination of the Program shall, without the consent of the employee or non-employee director who has received an option or restricted share, alter or impair any of that person's rights or obligations under any option or restricted share granted or awarded under the Program prior to such amendment, suspension, or termination.

Article 9. Privileges of Stock Ownership. Except as provided in the Restricted Plan and notwithstanding the exercise of any options granted pursuant to the terms of this Program, no employee or non-employee director shall have any of the rights or privileges of a shareholder of the Company with respect to any shares of stock awarded under the Program until certificates representing the shares have been issued and delivered. No shares shall be required to be issued and delivered unless and until all of the requirements of law and of all regulatory agencies having jurisdiction over the issuance and delivery of the securities shall have been fully complied with. No adjustment shall be made for dividends or any other distributions for which the record date is prior to the date on which such stock certificate is issued.

Article 10. Reservation of Shares of Common Stock. The Company, during the term of this Program, will at all times reserve and keep available such number of shares of its Common Stock as shall be sufficient to satisfy the requirements of the Program. In addition, the Company shall from time to time, as is necessary to accomplish the purposes of this Program, seek to obtain from any regulatory agency having jurisdiction, any requisite authority in order to issue shares of Common Stock hereunder. The inability of the Company to obtain from any regulatory agency having jurisdiction the authority deemed by the Company's counsel to be necessary to the lawful issuance of any shares of its stock hereunder shall relieve the Company of any liability in respect of the non-issuance of the stock as to which the requisite authority shall not have been obtained.

Article 11. Tax Withholding. The exercise of any option or vesting of any restricted share granted under the Program is subject to the condition that if at any time the Company shall determine, in its discretion, that the satisfaction of withholding tax or other withholding liabilities under any state or federal law is necessary or desirable as a condition of, or in any connection with, such exercise or the delivery or purchase of shares pursuant thereto, then in such event, the exercise of such option or vesting of such restricted share shall not be effective unless such withholding tax or other withholding liabilities shall have been satisfied in a manner acceptable to the Company.

Article 12. Employment and Service. Nothing in the Program or in any option or restricted share, shall confer upon any employee or non-employee director any right to continued employment or service with the Company, or with any parent or subsidiary corporation, or limit in any way the right of the Company or any parent or subsidiary corporation at any time to terminate or alter the terms of that employment or service.

Article 13. Change in Control. For purposes of the Program, the term "Change in Control" shall mean the first to occur of any of the following events:

(a) any "Person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), except for any of the Company's employee benefit plans, or any entity holding the Company's voting securities for, or pursuant to, the terms of any such plan (or any trust forming a part thereof) (the "Benefit Plan(s)"), is or becomes the beneficial owner, directly or indirectly, of the Company's securities representing 19.9% or more of the combined voting power of the Company's then outstanding securities other than pursuant to a transaction excepted in clauses (c) or (d);

(b) there occurs a contested proxy solicitation of the Company's shareholders that results in the contesting party obtaining the ability to vote securities representing 19.9% or more of the combined voting power of the Company's then outstanding securities;

(c) a binding written agreement is executed (and, if legally required, approved by the Company's shareholders) providing for a sale, exchange, transfer or other disposition of all or substantially all of the assets of the Company to another entity, except to an entity controlled directly or indirectly by the Company;

(d) the shareholders of the Company approve a merger, consolidation, or other reorganization of the Company, unless:

(i) under the terms of the agreement approved by the Company's shareholders providing for such merger, consolidation or reorganization, the shareholders of the Company immediately before such merger, consolidation or reorganization, will own, directly or indirectly immediately following such merger, consolidation, or reorganization, at least 51% of the combined voting power of the outstanding voting securities of the Company resulting from such merger, consolidation or reorganization (the "Surviving Company") in substantially the same proportion as their ownership of the voting securities immediately before such merger, consolidation or reorganization;

(ii) under the terms of the agreement approved by the Company's shareholders providing for such merger, consolidation or reorganization, the individuals who were members of the Board immediately prior to the execution of such agreement will constitute at least 51% of the members of the board of directors of the Surviving Company after such merger, consolidation or reorganization; and

(iii) based on the terms of the agreement approved by the Company's shareholders providing for such merger, consolidation or reorganization, no Person (other than (A) the Company or any subsidiary of the Company, (B) any Benefit Plan, (C) the Surviving Company or any subsidiary of the Surviving Company, or (D) any Person who, immediately prior to such merger, consolidation or reorganization had beneficial ownership of 19.9% or more of the then outstanding voting securities) will have beneficial ownership of 19.9% or more of the combined voting power of the Surviving Company's then outstanding voting securities;

(e) a plan of liquidation or dissolution of the Company, other than pursuant to bankruptcy or insolvency laws, is adopted; or

(f) during any period of two consecutive years, individuals, who at the beginning of such period, constituted the Board cease for any reason to constitute at least a majority of the Board unless the election, or the nomination for election by the Company's shareholders, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period.

Notwithstanding Clause (a), a Change in Control shall not be deemed to have occurred if a Person becomes the beneficial owner, directly or indirectly, of the Company's securities representing 19.9% or more of the combined voting power of the Company's then outstanding securities solely as a result of an acquisition by the Company of its voting securities which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 19.9% or more of the combined voting power of the Company's then outstanding securities; provided, however, that if a Person becomes a beneficial owner of 19.9% or more of the combined voting power of the Company's then outstanding securities by reason of share purchases by the Company and shall, after such share purchases by the Company, become the beneficial owner, directly or indirectly, of any additional voting securities of the Company (other than as a result of a stock split, stock dividend or similar transaction), then a Change in Control of the Company shall be deemed to have occurred with respect to such Person under Clause (a). In no event shall a Change in Control of the Company be deemed to occur under Clause (a) with respect to Benefit Plans. In the event that a transaction contemplated by this Section is not consummated, but rather is terminated, cancelled, or expires, any awards granted under the Program shall thereafter be treated as if such transaction had never been entered into.

Article 14. Regulatory Directive. This Program and any and all Options issued under any of the Plans are subject to the following express condition: in the event that the primary federal regulator (as such term is defined under federal banking law), and/or the state regulator of the Company shall determine at any time in the future that the Company does not then have the minimum capital required by applicable federal or state law at such time, then the primary federal regulator of the Company shall have the power to direct the Company to notify the Optionees that such Optionees are required to exercise their Options (or such number of their Options as the primary federal regulator shall direct) within such number of days as the regulator directs, and if any Optionees do not so exercise such Options, those Options shall be forfeited by such Optionees, and shall immediately terminate and become null and void without regard to any other provision of this Program. The directive of the primary federal regulator in such event shall control all aspects of this Program, the Plans, and any Options issued thereunder, notwithstanding any other provision of this Program.

PART I

FIRST PRIORITY FINANCIAL CORP.
INCENTIVE STOCK OPTION PLAN

Section 1. Purpose. The purpose of the First Priority Financial Corp. Incentive Stock Option Plan ("Incentive Plan") is to promote the growth and general prosperity of the Company by permitting the Company to grant options to purchase shares of the Common Stock to certain employees of the Company. The Incentive Plan is designed to help attract and retain superior personnel for positions of responsibility with the Company and any parent or subsidiary, and to provide employees with an additional incentive to contribute the success of the Company. The Company intends that options granted pursuant to the provisions of the Incentive Plan will qualify and will be identified as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). An employee who has been granted an option under this Incentive Plan is referred to herein as an "Optionee." This Incentive Plan is Part I of the Program. Unless any provision herein indicates to the contrary, this Incentive Plan shall be subject to the General Provisions.

Section 2. Option Terms and Conditions. The terms and conditions of each grant of options under the Incentive Plan shall be embodied by an agreement in a form approved by the Program Administrators, which agreement shall contain terms and conditions not inconsistent with this Incentive Plan and the Program and which shall incorporate the Incentive Plan and the Program by reference. Each agreement shall (a) state the date of grant of such options; (b) state the Purchase Price for the options (as set forth in Section 4 below); (c) state that the option shall be fully exercisable (i.e., because 100% vested) only after the earlier of the date that (i) the Optionee has completed four years of continuous employment with the Company following the date of grant of the option or (ii) a Change in Control occurs after the Optionee has completed three years of continuous employment with the Company following the date of grant of the option; (d) be signed by the Optionee and a person designated by the Program Administrators to sign on behalf of the Company; and (e) be delivered to the Optionee.

Section 3. Duration of Options. Each option and all rights thereunder granted pursuant to the terms of the Incentive Plan shall expire on the date determined by the Program Administrators (the "Expiration Date"), but in no event shall any option granted under the Incentive Plan expire later than 10 years from the date on which such option is granted; provided, however, that any employee who owns more than 10% of the combined voting power of all classes of stock of the Company, or of any parent or subsidiary, must exercise any options within five years from the date of grant. In addition, each option shall be subject to early termination as provided herein.

Section 4. Purchase Price. The purchase price (the "Purchase Price") for shares acquired pursuant to the exercise, in whole or in part, of any option shall be equal to the fair market value of the shares at the time of the grant of the option; provided, however, that (a) for any employee who owns more than 10% of the combined voting power of all classes of stock of the Company, or of any parent or subsidiary, the Purchase Price shall be equal to 110% of fair market value; and (b) under no circumstances shall the Purchase Price be less than $10 per share, subject to adjustment as provided in Section 6 of the General Provisions. Fair market value shall be determined by the Program Administrators on the basis of such factors as they deem appropriate; provided, however, that fair market value shall be determined without regard to any restriction other than a restriction which, by its terms, will never lapse; and provided further, that if at the time the determination of fair market value is made, those shares are subject to trading on a national securities exchange for which sale prices are regularly reported, the fair market value of those shares shall be the closing sales price reported for the Common Stock on that exchange on the day on which the option is granted, or if no sale has taken place on such day, the mean of the closing bid prices quoted by the then primary market makers of the Company's Common Stock. For purposes of this Section 4, the term "national securities exchange" shall include the National Association of Securities Dealers Automated Quotation System and the over-the-counter market. Notwithstanding the foregoing, if in the judgment of the Program Administrators, there are unusual circumstances or occurrences under which the otherwise determined fair market value of the Common Stock does not represent the actual fair value thereof or if shares of Common Stock are so thinly traded so as the fair market value thus determined is not representative of fair market value, then the fair market value of such Common Stock shall be determined by the Program Administrators on the basis of such prices, market quotations, and other pricing mechanisms that they deem appropriate and fairly reflective of the then fair market value of such Common Stock or, at the discretion of the Program Administrators, by an independent appraiser or appraisers selected by the Program Administrators in either case giving due consideration to recent transactions involving shares of Common Stock, if any.

Section 5. Maximum Amount of Options in Any Calendar Year. The aggregate fair market value (determined as of the time the option is granted) of the Common Stock with respect to which incentive stock options are first exercisable by any Optionee during any calendar year under the terms of this Plan and all such plans of the Company and any parent or subsidiary corporation shall not exceed $100,000. Any option in excess of the foregoing limitations shall be deemed to have been granted pursuant to the Compensatory Plan, and shall be clearly and specifically designated as not being an incentive stock option.

Section 6. Exercise of Options. Each option shall be exercisable in one or more installments during its term, and the right to exercise may be cumulative as determined by the Program Administrators. No option may be exercised for a fraction of a share of Common Stock. The purchase price of any shares purchased shall be paid in full, in cash or by certified or cashier's check payable to the order of the Company or by delivery of shares of Common Stock, if permitted by the Program Administrators, or by a combination of cash, check, or shares of Common Stock, at the time of exercise of the option; provided that the form(s) of payment allowed the employee shall be established when the option is granted. If any portion of the purchase price is paid in shares of Common Stock, those shares shall be tendered at their then fair market value as determined by the Program Administrators in accordance with Section 4 of this Incentive Plan. Notwithstanding the foregoing, Common Stock acquired pursuant to the exercise of an incentive stock option may not be tendered as payment unless the holding period requirements of Code Section 422(a)(1) have been satisfied.

Section 7. Written Notice Required. Any option granted pursuant to the terms of the Incentive Plan shall be exercised when written notice of that exercise has been given to the

Company at its principal office by the person entitled to exercise the option and full payment for the shares with respect to which the option is exercised has been received by the Company.

Section 8. Additional Exercise Provisions.

(a) An Optionee granted and holding more than one option granted pursuant to the terms of the Incentive Plan at any relevant time may, in accordance with the provisions of this Incentive Plan, elect to exercise such options in any order as such Optionee wishes.

(b) At the request of an Optionee and to the extent permitted by applicable law, the Company may, in its sole discretion, selectively approve arrangements with a brokerage firm under which such brokerage firm, on behalf of the employee, shall pay to the Company the exercise price of the options being exercised, and the Company, pursuant to an irrevocable notice from the Optionee, shall promptly deliver the shares being purchased to such brokerage firm. In the event any such arrangement is implemented, the Optionee shall acknowledge, in writing, his or her understanding that the immediate sale of the option stock will disqualify the related option as an incentive stock option.

Section 9. Compliance With Securities Laws. Shares of Common Stock shall not be issued with respect to any option granted under the Incentive Plan unless the exercise of that option and the issuance and delivery of those shares pursuant to that exercise shall comply with all relevant provisions of state and federal law including, without limitation, the Securities Act of 1933, as amended, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance. The Program Administrators may also require an Optionee to furnish evidence satisfactory to the Company, including a written and signed representation letter and consent to be bound by any transfer restriction imposed by law, legend, condition, or otherwise, that the shares are being purchased only for investment and without any present intention to sell or distribute the shares in violation of any state or federal law, rule, or regulation. Further, each Optionee shall consent to the imposition of a legend on the shares of Common Stock subject to his or her option restricting their transferability as required by law or by this Section 9.

Section 10. Option Rights Upon Termination of Employment for Cause. If an Optionee's employment with the Company, or any parent or subsidiary corporation (or a corporation or a parent or subsidiary of such corporation issuing or assuming a stock option in a transaction to which Code Section 424(a) applies), is terminated by the Company for Cause, such Optionee's options shall lapse at the earlier of the expiration of the term of such option or fifteen (15) days from such termination of employment.

For purposes of this Section 10, "Cause" shall mean any of the following events:

(a) the Optionee is convicted of or enters a plea of guilty or nolo contendere to a felony, a crime of falsehood, or a crime involving fraud or moral turpitude, or the actual incarceration of the Optionee for a period of forty-five (45) consecutive days;

(b) the Optionee willfully fails to follow the lawful instructions of the Chief Executive Officer of the Company or the Board of Directors after his receipt of written notice of such instructions, other than a failure resulting from the Optionee's incapacity because of physical or mental illness;

(c) the Optionee repeatedly fails in any material respect to perform the reasonable duties required of the Executive after his receipt of written notice of such failure from the Chief Executive Officer of the Company or the Board of Directors;

(d) the Optionee willfully violates any code of conduct of the Company, as the same may be in effect from time to time, or any material bank regulatory statute or regulation, or any cease and desist order applicable to the Company;

(e) the Federal Deposit Insurance Corporation, the Pennsylvania Department of Banking, or any government regulatory agency having jurisdiction over the Company recommends or orders that the Optionee's employment be terminated or that he be relieved of his duties hereunder;

(f) the Optionee engages in any activity that results in a breach of fiduciary duty involving receipt of personal profit by him at the expense of the Company; or

(g) the Optionee commits a significant act of personal dishonesty or willful misconduct, or performs his duties in an incompetent manner.

Section 11. Option Rights Upon Termination of Employment for Retirement. If an Optionee's employment with the Company, or any parent or subsidiary corporation (or a corporation or a parent or subsidiary of such corporation issuing or assuming a stock option in a transaction to which Code Section 424(a) applies), terminates on or after the date that the Optionee reaches the age of 62 ("Retirement") for any reason other than by the Company for Cause, such Optionee's options shall lapse at the earlier of the expiration of the term of such option or three months from such termination of employment.

Section 12. Option Rights Upon Termination of Employment due to a Reduction in Force. If an Optionee's employment with the Company, or any parent or subsidiary corporation (or a corporation or a parent or subsidiary of such corporation issuing or assuming a stock option in a transaction to which Code Section 424(a) applies), is terminated by the Company due to a reduction in force (as determined by the Program Administrators in their sole discretion), such Optionee's options shall lapse at the earlier of the expiration of the term of such option or three months from such termination of employment.

Section 13. Option Rights Upon Termination of Employment due to Disability. If an Optionee's employment with the Company, or any parent or subsidiary corporation (or a corporation or a parent or subsidiary of such corporation issuing or assuming a stock option in a transaction to which Code Section 424(a) applies), terminates due to becoming permanently and totally disabled within the meaning of Code Section 22(e)(3), such Optionee's options shall lapse at the earlier of the expiration of the term of such option or twelve (12) months from such termination of employment.

Section 14. Option Rights Upon Termination of Employment due to Death. If an Optionee's employment with the Company, or any parent or subsidiary corporation (or a corporation or a parent or subsidiary of such corporation issuing or assuming a stock option in a transaction to which Code Section 424(a) applies), terminates due to death, such Optionee's options shall lapse at the earlier of the expiration of the term of such option or twelve (12) months from such termination of employment due to death. During this period of exercise, an option may be exercised, to the extent that such option remains unexercised on the date of death, only by the person or persons to whom the Optionee's rights under the option shall pass by will or by the laws of descent and distribution.

Section 15. Option Rights Upon Termination of Employment at Election of Optionee. If an Optionee's employment with the Company, or any parent or subsidiary corporation (or a corporation or a parent or subsidiary of such corporation issuing or assuming a stock option in a transaction to which Code Section 424(a) applies), is terminated at the election of the Optionee other than for Retirement, such Optionee's options shall lapse at the earlier of the expiration of the term of such option or thirty (30) days from such termination of employment.

Section 16. Option Rights Upon Other Termination of Employment. If an Optionee's employment with the Company, or any parent or subsidiary corporation (or a corporation or a parent or subsidiary of such corporation issuing or assuming a stock option in a transaction to which Code Section 424(a) applies), is terminated for any other reason other than as set forth in Sections 10 through 15 of this Incentive Plan, such Optionee's options shall lapse at the earlier of the expiration of the term of such option or three (3) months from such termination of employment.

Section 17. Options Not Transferable. Options granted pursuant to the terms of this Incentive Plan may not be sold, pledged, assigned, or transferred in any manner otherwise than by will or the laws of descent or distribution and may be exercised during the lifetime of an Optionee only by that Optionee.

Section 18. Adjustments to Number and Purchase Price of Optioned Shares. All options granted pursuant to the terms of this Incentive Plan shall be adjusted in the manner prescribed by Article 6 of the General Provisions.

PART II

FIRST PRIORITY FINANCIAL CORP.
COMPENSATORY STOCK OPTION PLAN

Section 1. Purpose. The purpose of the First Priority Financial Corp. Compensatory Stock Option Plan ("Compensatory Plan") is to permit the Company to grant options to purchase shares of its Common Stock to selected employees and non-employee directors of the Company. The Compensatory Plan is designed to help attract and retain superior personnel for positions of substantial responsibility with the Company and any parent or subsidiary, and to provide employees and non-employee directors with an additional incentive to contribute to the success of the Company. Any option granted pursuant to this Compensatory Plan shall be clearly and specifically designated as not being an incentive stock option, as defined in Code Section 422(b). An employee or non-employee director who has been granted an option under this Compensatory Plan is referred to herein as an "Optionee." Unless any provision herein indicates to the contrary, this Compensatory Plan shall be subject to the General Provisions.

Section 2. Option Terms and Conditions. The terms and conditions of each grant of options under the Compensatory Plan shall be embodied by an agreement in a form approved by the Program Administrators, which agreement shall contain terms and conditions not inconsistent with the Compensatory Plan and the Program and which shall incorporate the Compensatory Plan and the Program by reference. Each agreement shall (a) state the date as of such grant of options; (b) state the Purchase Price for the options (as set forth in Section 4 below); (c) state that the options shall be fully exercisable (i.e., become 100% vested) only after the earlier of the date that (i) the Optionee has completed four years of continuous employment or service with the Company following the date of grant of the options or (ii) a Change in Control occurs after the Optionee has completed three years of continuous employment with the Company following the date of grant of the option; (d) be signed by the Optionee and a person designated by the Program Administrators to sign on behalf of the Company; and (e) be delivered to the Optionee.

Section 3. Duration of Options. Each option and all rights thereunder granted pursuant to the terms of this Compensatory Plan shall expire on the date determined by the Program Administrators (the "Expiration Date"), but in no event shall any option granted under the Compensatory Plan expire later than 10 years from the date on which such option is granted. In addition, each option shall be subject to early termination as provided herein.

Section 4. Purchase Price. The purchase price (the "Purchase Price") for shares acquired pursuant to the exercise, in whole or in part, of any option shall be equal to the fair market value of the shares at the time of the grant of the option; provided, however, that under no circumstances shall the Purchase Price be less than $10 per share, subject to adjustment as provided in Section 6 of the General Provisions. Fair market value shall be determined by the Program Administrators on the basis of such factors as they deem appropriate; provided, however, that fair market value shall be determined without regard to any restriction other than a restriction which, by its terms, will never lapse; and provided further, that if at the time the determination of fair market value is made, those shares are subject to trading on a national securities exchange for which sale prices are regularly reported, the fair market value of those shares shall be the closing sales price reported for the Common Stock on that exchange on the day on which the option is granted, or if no sale has taken place on such day, the mean of the closing bid prices quoted by the then primary market makers of the Company's Common Stock. For purposes of this Section 4, the term "national securities exchange" shall include the National Association of Securities Dealers Automated Quotation System and the over-the-counter market. Notwithstanding the foregoing, if in the judgment of the Program Administrators, there are unusual circumstances or occurrences under which the otherwise determined fair market value of the Common Stock does not represent the actual fair value thereof or if shares of Common Stock are so thinly traded so as the fair market value thus determined is not representative of fair market value, then the fair market value of such Common Stock shall be determined by the Program Administrators on the basis of such prices, market quotations, and other pricing mechanisms that they deem appropriate and fairly reflective of the then fair market value of such Common Stock or, at the discretion of the Program Administrators, by an independent appraiser or appraisers selected by the Program Administrators in either case giving due consideration to recent transactions involving shares of Common Stock, if any.

Section 5. Exercise of Options. Each option shall be exercisable in one or more installments during its term and the right to exercise may be cumulative as determined by the Program Administrators (or the Board of Directors with respect to the Program Administrators). No options may be exercised for a fraction of a share of Common Stock. The purchase price of any shares purchased shall be paid in full in cash or by certified or cashier's check payable to the order of the Company or by delivery of shares of Common Stock, if permitted by the Program Administrators (or the Board of Directors with respect to the Program Administrators), or by a combination of cash, check or shares of Common Stock, at the time of exercise of the option. If any portion of the purchase price is paid in shares of Common Stock, those shares shall be tendered at their then fair market value as determined by the Program Administrators (or the Board of Directors with respect to the Program Administrators) in accordance with Section 4 of this Compensatory Plan.

Section 6. Written Notice Required. Any option granted pursuant to the terms of this Compensatory Plan shall be exercised when written notice of that exercise has been given to the Company at its principal office by the person entitled to exercise the option and full payment for the shares with respect to which the option is exercised has been received by the Company.

Section 7. Additional Exercise Provisions.

(a) An Optionee granted and holding more than one option granted pursuant to the terms of the Compensatory Plan at any relevant time may, in accordance with the provisions of the Compensatory Plan, elect to exercise such options in any order as such Optionee wishes.

(b) At the request of an Optionee and to the extent permitted by applicable law, the Company may, in its sole discretion, selectively approve arrangements with a brokerage firm under which such brokerage firm, on behalf of the Optionee, shall pay to the Company the exercise price of the options being exercised, and the Company, pursuant to an irrevocable notice from such Optionee, shall promptly deliver the shares being purchased to such brokerage firm.

(c) At the request of an Optionee and to the extent permitted by applicable law, the Company may, in its sole discretion, selectively approve a "net exercise" arrangement whereby the Company will reduce the number of shares of Common Stock issued upon exercise of a compensatory stock option by the largest whole number of shares of Common Stock with a fair market value that does not exceed the exercise price of the option; provided, however, that the Optionee provide cash to the Company to the extent of any remaining balance of the exercise price. Shares of Common Stock will no longer be subject to such option and such option will no longer be exercisable thereafter to the extent of the number of shares used to pay the exercise price pursuant to the net exercise, the number of shares delivered to the Optionee as a result of such net exercise and the number of shares, if any withheld to satisfy any tax withholding obligations.

Section 8. Compliance With Securities Laws. Shares shall not be issued with respect to any option granted under the Compensatory Plan unless the exercise of that option and the issuance and delivery of the shares pursuant thereto shall comply with all relevant provisions of state and federal law, including, without limitation, the Securities Act of 1933, as amended, the rules and regulations promulgated thereunder and the requirements of any stock exchange upon which the shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance. The Program Administrators may also require an Optionee to furnish evidence satisfactory to the Company, including a written and signed representation letter and consent to be bound by any transfer restrictions imposed by law, legend, condition, or otherwise, that the shares are being purchased only for investment purposes and without any present intention to sell or distribute the shares in violation of any state or federal law, rule, or regulation. Further, each Optionee shall consent to the imposition of a legend on the shares of Common Stock subject to his or her option restricting their transferability as required by law or by this Section 8.

Section 9. Option Rights Upon Termination of Employment or Service for Cause. If an Optionee's employment or service with the Company, or any parent or subsidiary corporation (or a corporation or a parent or subsidiary of such corporation issuing or assuming a stock option in a transaction to which Code Section 424(a) applies), is terminated by the Company for Cause, such Optionee's options shall lapse at the earlier of the expiration of the term of such option or fifteen (15) days from such termination of employment or service.

For purposes of this Section 9, "Cause" shall mean any of the following events:

(a) the Optionee is convicted of or enters a plea of guilty or nolo contendere to a felony, a crime of falsehood, or a crime involving fraud or moral turpitude, or the actual incarceration of the Optionee for a period of forty-five (45) consecutive days;

(b) the Optionee willfully fails to follow the lawful instructions of the Chief Executive Officer of the Company or the Board of Directors, as applicable, after his receipt of written notice of such instructions, other than a failure resulting from the Optionee's incapacity because of physical or mental illness;

(c) the Optionee repeatedly fails in any material respect to perform the reasonable duties required after his receipt of written notice of such failure from the Chief Executive Officer of the Company or the Board of Directors, as applicable;

(d) the Optionee willfully violates any code of conduct of the Company, as the same may be in effect from time to time, or any material bank regulatory statute or regulation, or any cease and desist order applicable to the Company;

(e) the Federal Deposit Insurance Corporation, the Pennsylvania Department of Banking, or any government regulatory agency having jurisdiction over the Company recommends or orders that the Optionee's employment or service be terminated or that he be relieved of his duties;

(f) the Optionee engages in any activity that results in a breach of fiduciary duty involving receipt of personal profit by him at the expense of the Company; or

(g) the Optionee commits a significant act of personal dishonesty or willful misconduct, or performs his duties in an incompetent manner.

Section 10. Option Rights Upon Termination of Employment or Service for Retirement. If an Optionee's employment or service with the Company, or any parent or subsidiary corporation (or a corporation or a parent or subsidiary of such corporation issuing or assuming a stock option in a transaction to which Code Section 424(a) applies), terminates on or after the date that the Optionee reaches the age of 62 ("Retirement") for any reason other than by the Company for Cause, such Optionee's options shall lapse at the expiration of the term of such option.

Section 11. Option Rights Upon Termination of Employment or Service due to a Reduction in Force. If an Optionee's employment or service with the Company, or any parent or subsidiary corporation (or a corporation or a parent or subsidiary of such corporation issuing or assuming a stock option in a transaction to which Code Section 424(a) applies), is terminated by the Company due to a reduction in force (as determined by the Program Administrators in their sole discretion), such Optionee's options shall lapse at the earlier of the expiration of the term of such option or twelve (12) months from such termination of employment or service.

Section 12. Option Rights Upon Termination of Employment or Service due to Disability. If an Optionee's employment or service with the Company, or any parent or subsidiary corporation (or a corporation or a parent or subsidiary of such corporation issuing or assuming a stock option in a transaction to which Code Section 424(a) applies), terminates due to becoming permanently and totally disabled within the meaning of Code Section 22(e)(3), such Optionee's options shall lapse at the earlier of the expiration of the term of such option or twelve (12) months from such termination of employment or service.

Section 13. Option Rights Upon Termination of Employment or Service due to Death. If an Optionee's employment or service with the Company, or any parent or subsidiary corporation (or a corporation or a parent or subsidiary of such corporation issuing or assuming a stock option in a transaction to which Code Section 424(a) applies), terminates due to death, such Optionee's options shall lapse at the earlier of the expiration of the term of such option or twelve

(12) months from such termination of employment or service due to death. During this period of exercise, an option may be exercised, to the extent that such option remains unexercised on the date of death, only by the person or persons to whom the Optionee's rights under the option shall pass by will or by the laws of descent and distribution.

Section 14. Option Rights Upon Termination of Employment or Service at Election of Optionee. If an Optionee's employment or service with the Company, or any parent or subsidiary corporation (or a corporation or a parent or subsidiary of such corporation issuing or assuming a stock option in a transaction to which Code Section 424(a) applies), is terminated at the election of the Optionee other than for Retirement, such Optionee's options shall lapse at the earlier of the expiration of the term of such option or thirty (30) days from such termination of employment or service.

Section 15. Option Rights Upon Other Termination of Employment or Service. If an Optionee's employment or service with the Company, or any parent or subsidiary corporation (or a corporation or a parent or subsidiary of such corporation issuing or assuming a stock option in a transaction to which Code Section 424(a) applies), is terminated for any other reason other than as set forth in Sections 9 through 14 of this Compensatory Plan, such Optionee's options shall lapse at the earlier of the expiration of the term of such option or twelve (12) months from such termination of employment or service.

Section 16. Transferability. Except as provided below, options granted pursuant to the terms of this Compensatory Plan may not be sold, pledged, assigned, or transferred in any manner otherwise than by will or the laws of descent or distribution and may be exercised during the lifetime of an Optionee only by that Optionee. If the Program Administrators so determine at the time the option is granted, however, the option may be transferable to members of the Optionee's "immediate family" (as hereinafter defined), to a partnership whose members are only the Optionee and/or members of the Optionee's immediate family, or to a trust for the benefit of only the Optionee and/or members of the Optionee's immediate family. For purposes of this Section 16, an Optionee's "immediate family" includes only his or her spouse, parents or other ancestors, and children and other direct descendants of the Optionee or of his or her spouse (including such ancestors and descendants by adoption).

Section 17. Adjustments to Number and Purchase Price of Optioned Shares. All options granted pursuant to the terms of this Compensatory Plan shall be adjusted in the manner prescribed by Article 6 of the General Provisions.

PART III

FIRST PRIORITY FINANCIAL CORP.
RESTRICTED SHARE PLAN

Section 1. Purpose. The purpose of the First Priority Financial Corp. Restricted Share Plan ("Restricted Plan") is to promote the growth and general prosperity of the Company by permitting the Company to grant restricted shares to help attract and retain superior personnel for positions of substantial responsibility with the Company and any parent or subsidiary, and to provide employees and non-employee directors with an additional incentive to contribute to the success of the Company. An employee or non-employee director who has been awarded restricted shares under this Restricted Plan is referred to herein as a "Grantee." This Restricted Plan is Part III of the Program.

Section 2. Terms and Conditions. The terms and conditions of each award of restricted shares shall be embodied by an agreement in a form approved by the Program Administrators, which shall contain terms and conditions not inconsistent with the Restricted Plan and the Program and which shall incorporate the Restricted Plan and the Program by reference. Each agreement shall (a) state the date of award of such restricted shares; (b) state the number of shares of Common Stock subject to the award; (c) state that the Restrictions (as defined in Section 4 of this Restricted Plan) shall apply until the earlier of the date that (i) the Grantee has remained in the continuous employ or service of the Company for a period of three (3) years from the date of such award and has satisfied any other requirements that may be imposed by the Program Administrators, in their sole discretion, including one or more performance criteria or goals, or (ii) a Change in Control occurs; (d) be signed by the Grantee and a person designated by the Program Administrators to sign on behalf of the Company; and (e) be delivered to the Grantee.

Section 3. Certificates. A certificate or certificates representing the number of restricted shares granted shall be registered in the name of the Grantee. Until the expiration of the Restrictions, the certificate or certificates shall be held by the Company for the account of the Grantee, and the Grantee shall have beneficial ownership of the restricted shares, including the right to receive dividends on, and the right to vote, the restricted shares.

Section 4. Restrictions. Subject to the terms of this Restricted Plan and the individual agreement reflecting a grant of restricted shares, restricted shares shall be subject to the following restrictions and any additional restrictions (the "Restrictions") that the Program Administrators, in their sole discretion, may from time to time deem desirable in furtherance of the objectives of the Restricted Plan:

(a) the Grantee shall not be entitled to receive the certificate or certificates representing the restricted shares;

(b) the restricted shares may not be sold, transferred, assigned, pledged, conveyed, hypothecated, or otherwise disposed of; and

(c) the restricted shares may be forfeited immediately as provided in Section 6 of this Restricted Plan.

5. Distribution of Restricted Shares. Upon the expiration of the Restrictions, the certificate or certificates representing the shares of Common Stock that were granted to such Grantee in the form of restricted shares shall be delivered to the Grantee.

6. Termination of Employment or Service. Subject to Section 7 below, if the employment or service of a Grantee with the Company is terminated for any reason before the expiration of the Restrictions, the restricted shares shall be forfeited immediately and all rights of the Grantee to such shares shall terminate immediately without further obligation on the part of the Company.

7. Waiver and Lapse of Restrictions.

(a) The Program Administrators may, in their sole discretion, waive any or all Restrictions with respect to restricted shares.

(b) Upon a Change in Control, all Restrictions with respect to restricted shares shall lapse.

8. Adjustments to Number of Restricted Shares. All restricted shares granted pursuant to the terms of this Restricted Plan shall be adjusted in the manner prescribed by Article 6 of the General Provisions.